Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.

金沙中國有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142)

Date of Board Meeting

The board of directors (the “Board”) of Sands China Ltd. (the “Company”) hereby announces that a meeting of the Board of the Company will be held on Friday, January 18, 2019 to, among other things, consider the payment of an interim dividend.

By order of the Board

SANDS CHINA LTD.

Dylan James Williams

Company Secretary

Macao, January 8, 2019

As at the date of this announcement, the directors of the Company are:

Executive Directors:

Sheldon Gary Adelson

Wong Ying Wai

Non-Executive Directors:

Robert Glen Goldstein

Charles Daniel Forman

Independent Non-Executive Directors:

Chiang Yun

Victor Patrick Hoog Antink

Steven Zygmunt Strasser

Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.